Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. ANNOUNCES SALE OF 2009-BUILT AFRAMAX VESSEL M/T P. SOPHIA FOR US$35.65 MILLION

ATHENS, GREECE, February 17, 2026 – Performance Shipping Inc. (NASDAQ: PSHG), (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, today announced that, through a separate wholly-owned subsidiary, it has signed a Memorandum of Agreement to sell its oldest vessel, the 2009-built, 105,071 dwt Aframax tanker vessel, M/T P. Sophia, to an unaffiliated third party for a gross sale price of US$35.65 million. The vessel is expected to be delivered to her new owners in mid-2026, subject to customary closing conditions.

The M/T P. Sophia currently serves as part of the collateral for the Company’s outstanding Nordic bond. The net proceeds from the sale will be applied in accordance with the terms of the bond agreement.

The Company acquired the M/T P. Sophia in the third quarter of 2022 for a gross purchase price of US$27,577,320.

Commenting on this sale, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“We are pleased to announce that we have capitalized on the continued strength in Aframax tanker values through the sale of the M/T P. Sophia for a gross price of US$35.65 million. While the outlook for the Aframax sector remains solid, we believe this transaction represents a timely and compelling opportunity for our Company, reflecting our disciplined and opportunistic approach in accordance with our fleet renewal strategy.

“As the oldest vessel currently in our fleet, the divestment of the M/T P. Sophia enhances our fleet profile by reducing the fleetwide average age, and further improving operational efficiency and commercial competitiveness. In addition, the Company will continue to operate the vessel through the expiration of the current US$43,000 per day charter, expected to conclude in or around late May 2026.

“This sale is expected to generate an approximate gain of US$8 million compared to the acquisition price paid three years ago and meaningfully strengthen our liquidity position.”

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements, and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts including with respect to employment of our fleet and vessel deliveries. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could,” “seeks,” “continue,” “possible,” “might,” “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to vessels we agree to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including COVID-19, and their impact on the demand for seaborne transportation of petroleum and other types of products, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine and the war between Israel and Hamas, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the US Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.